UNITED STATES                  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION  OMB Number:  3235-0058
 Washington, D.C. 20549             Expires:  May 31, 1997
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       FORM 12b-25                  SEC FILE NUMBER
                                    000-24394
NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-K          CUSIP NUMBER
 [ ]Form 20-F [ ]Form 10-Q          707573
 [ ]Form N-SAR

                For Period Ended:  July 31, 1996
                                 ______________________
                [ ]Transition Report on Form 10-K
                [ ]Transition Report on Form 20-F
                [ ]Transition Report on Form 11-K
                [ ]Transition Report on Form 10-Q
                [ ]Transition Report on Form N-SAR
                For the Transition Period Ended:___________
___________________________________________________________
Read Instruction (on back page)
Before Preparing Form.  Please
Print or Type.
Nothing in this form shall be construed
to imply that the Commission has verified
any information contained herein.
___________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the nofication relates:

___________________________________________________________
PART I - REGISTRANT INFORMATION
___________________________________________________________
Full Name of Registrant

Penn Octane Corporation
___________________________________________________________
Former Name if Applicable

International Energy Development Corporation
___________________________________________________________
Address of Principal Executive Office (Street and Number)

5847 San Felipe, Suite 3420, Houston, Texas 77057
___________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons decribed in reasonable
               detail in Part III of this form
               could not be eliminated without
               unreasonable effort or expense;
          (b)  The subject annual report, semi-
               annual report, transition report
               on Form 10-K, Form 20-F, 11-K or
[X]            Form N-SAR, or portion thereof,
               will be filed on or before the
               fifteenth calendar day following
               the prescribed due date; or the
               subject quarterly report of
               transition report on Form 10-Q,
               or portion thereof will be filed
               on or before the fifth calendar
               day following the prescribed due
               date; and
          (c)  The accountant's statement or
               other exhibit required by Rule
               12b-25(c) has been attached if
               applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attached Rider

(Attach Extra Sheets if Needed)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person
to contact in regard to this notification

Arnold H. Tracy      (212)   626-4937
________________ __________ __________________
    (Name)      (Area Code) (Telephone Number)

(2)  Have all other periodic reports required
under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the
preceding 12 months or for such shorter period
that the registrant was required to file such
report(s) been filed?  If answer is no,
identify report(s).  [X]Yes  [ ]No
______________________________________________

(3)  Is it anticipated that any significant
change in results of operations from the
corresponding period for the last fiscal year
will be reflected by the earnings statements
to be included in the subject report or
portion thereof?     [ ]Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________

            Penn Octane Corporation
       __________________________________
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 28, 1996        By Mark D. Casaday
     ________________           _______________
                             Name:  Mark D. Casaday
                             Title:  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

          ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See
18 U.S.C. 1001).

            GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25
(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.

2.  One signed original and four conformed
copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington,
D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.
The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and
amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.
The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation
S-T (232.13(b) of this chapter).

          RIDER TO FORM 12b-25
         ______________________

The Form 10-KSB for the Registrant cannot be filed within the prescribed time period due to the resignation of three individuals as directors and officers of the Corporation. As reported in a Form 8-K which is being filed with the Securities and Exchange Commission concurrently herewith, during the week of October 21, 1996, Thomas P. Muse, Mark A. Casaday and Thomas A.
Serleth resigned as directors of the Registrant.
In addition, Mr. Muse and Mr. Serleth resigned from their respective positions as Chairman of the Board and as Executive Vice President,
Chief Executive Officer, Treasurer, and
Secretary of the Registrant. Mr. Casaday's tenure as President and Chief Executive Officer terminates on October 31, 1996. Although new orficers have been appointed, the Registrant will need additional time to make the appropriate filing of its Form 10-K for the fiscal year ended July 31, 1996.